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                            February 1, 2022

       Wenjie Tang
       Chief Executive Officer
       AGM Group Holdings, Inc.
       Room 1502-3 15/F., Connaught Commercial Building,
       185 Wanchai Road
       Wanchai, Hong Kong

                                                        Re: AGM Group Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed January 27,
2022
                                                            File No. 333-262107

       Dear Mr. Tang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings. State whether any transfers, dividends, or distributions have been
made to date between the holding company, its subsidiaries, and to investors, and quantify
the amounts where applicable. Provide cross-references to the condensed consolidating
schedule and the consolidated financial statements.
 Wenjie Tang
FirstName LastNameWenjie
AGM Group   Holdings, Inc. Tang
Comapany1,NameAGM
February   2022       Group Holdings, Inc.
February
Page 2 1, 2022 Page 2
FirstName LastName
Our Company, page 1

2. We note your disclosure on the cover page regarding the legal and operational risks associated with being based in or having the majority of the company s operations in
         China. Please include a discussion of the risks highlighted on the prospectus cover page in this section.
PRC Regulatory Permissions, page 8

3. We note your response to prior comment 1. Your discussion regarding obtaining permission or approval in connection with the VIEs operations in this section is
         inconsistent with your disclosure elsewhere in the filing that you do not conduct any operations through contractual arrangements with a variable interest entity based in
         China. Please advise or revise.
Risk Factors
Risks Related to Doing Business in China, page 15

4. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff
Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yarona L. Yieh